Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

Vitex will file a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos will mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Vitex, Panacos, the merger and related matters. When available, investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The following is a transcript of a conference call held on November 29, 2004 with respect to the signing of the amended Agreement and Plan of Merger by and among V.I. Technologies, Inc., Panacos Pharmaceuticals, Inc., and the stockholders of Panacos identified in the Merger Agreement.

VI TECHNOLOGIES

Moderator: John Barr

November 29, 2004

7:30 am CT

Operator:	Good morning. My name is (Christy) and I will be your conference facilitator today. At this time I would like to welcome everyone to the Vitex Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.

Except for the historical information contained herein, the matters discussed, including potential worldwide annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward looking statements made pursuant to the safe harbor provisions of the Private Security Litigation Reform Act of 1995. These statements involve risks and uncertainties such as the execution of the company’s financing plan, anticipated clinical trials timelines or results, quarterly fluctuation in operating results, the timely availability of the product, market assessment of the company’s products, the impact of competitive products and pricing, government regulation of the company’s products, the company’s ability to complete product development, collaboration and other strategic transactions, and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward looking statement made herein.

All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

Thank you. Mr. Barr, you may begin your conference.

John Barr:	Thank you, operator, and thanks to all of you for joining us on the conference call today. I am John Barr, President and CEO of VI Technologies, or Vitex.

This morning, Vitex announced that we have signed an amendment to the merger agreement with Panacos Pharmaceuticals. Joining me on the call today is Skip Ackerman, Chairman of the Board of Vitex and Chairman and acting CEO of Panacos, as well as Tom Higgins, Vitex Chief Financial officer.

I will lead off the call and provide background on the reasons for the amendment. Skip Ackerman will focus on the value and opportunity that Panacos brings to Vitex.

To remind you, Skip Ackerman will be Chairman and CEO of the combined company. I will continue as President. Tom Higgins, who will serve as CFO of the combined company, will provide a more detailed update on the amendment and the timeline for completing the merger.

Skip, Tom, and I will be available for questions at the end of the prepared remarks.

We believe the amended terms fairly reflect the significant change in the relative value of Vitex and Panacos since we signed the original merger agreement in June and since we amended the agreement in early November.

What has driven this change? From the Vitex perspective, there is increasing uncertainty with our Inactine pathogen reduction system for red blood cells. This past Tuesday, November 23, Vitex announced that we had temporarily suspended enrollment in our Phase III surgical trial. We made this decision following the identification of an immune response to Inactine treated red blood cells in one patient in that study.

Vitex continues to conduct a very thorough investigation of all available data. Our review to date has not indicated any apparent clinical consequence of the immune response. We are continuing discussions with the FDA, as well as our internal discussions regarding conditions, if any, for restarting the trial. We hope to reach a decision on the trial in the near future.

As we have previously disclosed, the FDA has already expressed concerns regarding our plan to pursue an acute-only indication for the Inactine system for red blood cells. Their concerns prior to last Tuesday were based on the antibody formation in the sickle cell anemia patients following repetitive transfusions of Inactine red cells. The antibody response was observed in a Phase III chronic study that we had halted in November of 2003.

Vitex believes that the FDA would require additional clinical trials prior to licensure of the current Inactine system, as well as the development of a control system to ensure that patients that previously received a transfusion of Inactine red cells do not receive Inactine red cells in a subsequent hospitalization.

We believe the concerns of the FDA with respect to licensing the current Inactine system have increased since we voluntarily halted the acute study. In fact, these concerns may have increased to a point where licensing the current system may not prove practical or commercially feasible.

Minimally, any additional trials and other requirements such as developing and implementing a control system, will significantly increase the investment on the current Inactine system, without assurance it would be able to ultimately meet the requirements established by the FDA for licensure.

As we previously reported, we have preliminary promising findings on modifications to the Inactine system, which may result in red cells with reduced immunogenicity. The work is encouraging. It may present a practical alternative to the current system. However, more work needs to be done. There would be a significant incremental investment required. We would also need the agreement of the FDA on the clinical development program for the modified system.

In summary, for the Inactine program there is increasing near term regulatory development and time to market uncertainty. The associated investment required continues to be uncertain until we resolve issues with respect to the clinical program and reach consensus with the FDA. The near term outlook for Inactine has changed in a meaningful way since we first signed and later amended the merger agreement with Panacos.

The Panacos programs, on the other hand, have continued to meet or exceed our expectations since the merger agreement. We are gratified that our analysis, combined with thorough due diligence, has been proven correct. Based on all studies completed to date, PA-457 has the potential to be a major new drug to treat HIV.

We are fortunate that we can move ahead with the merger, and continue to believe that the Panacos programs will be significant near term value drivers for the merged company. In a minute, I will let Skip provide you with a more detailed update on Panacos.

As a stand alone company, we believe Vitex today would be in a challenging position with respect to raising new capital. The uncertainty associated with Inactine would complicate discussions with investors. Potential commercial partners for the Inactine system will undoubtedly wait until we’ve made more progress with our programs and the FDA. Our access to capital is therefore constrained in the near term.

On the other hand, a merged company brings the potential for significant near term clinical news, a robust and growing pipeline, access to new high-value markets, and near term partnering opportunities. We believe that the merger is an even more compelling opportunity for Vitex shareholders than when we first signed the agreement earlier this year.

Let me now turn the call over to (Skip) to provide an update on the value that Panacos brings to Vitex.

(Skip Ackerman):	Thank you, John.

We believe that PA-457 has the potential to make a major impact on how HIV infection is treated. Since June of this year, when the Vitex Panacos merger was first announced, Panacos has completed two phase I clinical trials and a Phase I/II trial of PA-457. As John noted, PA-457 is the first in a new class of oral HIV drugs, maturation inhibitors, pioneered by Panacos scientists and designed to combat the major problem with HIV therapy, resistance to existing drugs.

The completed clinical trials have clearly and positively answered several critical questions about PA-457. We now know that the drug is readily absorbed after oral dosing, and that once-a-day dosing can safely produce high levels of drug in the bloodstream for at least ten days.

Most importantly, based on results of the recently completed phase I/II study, we know that even a single oral dose of PA-457 can significantly reduce the amount of HIV virus in the bloodstream—called viral load—in HIV infected patients up to .7 logs. In February, at the Retrovirus Conference on Boston, we will also show results which support the drug’s activity against drug-resistant HIV.

Taken together, we believe the clinical results demonstrate the potential antiviral action of PA-457 in humans, including drug-resistant virus, and validate the drug and the Panacos scientific approach. Overall, these results have exceeded our expectations. We predict that PA-457 will have a highly significant therapeutic effect. And they pave the way for late-stage clinical trials designed to answer how well the drug works when given in combination with existing drugs to specific patient groups.

Our objective is to complete required clinical trials and file an IND by late 2007. This is very rapid drug development, but not uncommon for HIV drugs which have a well understood regulatory pathway to approval and clear clinical trial end points.

Based on what we’ve seen so far, early though it is, we believe that PA-457 has as great or greater promise than any new drug for treatment of resistant HIV.

What are the medical and commercial implications for PA-457? Today, in the U.S., over 350,000 patients are being treated for HIV, with the number growing each year. Two-thirds of these patients will develop a resistant virus, the principal reason for failure of therapy. A new drug, effectively combating this problem, has enormous medical and social potential impact.

Approved HIV drugs extend life and dramatically improve the quality of life for HIV patients. Although clinical data will ultimately provide the proof, we expect similar benefits from PA-457 in that large group of patients with resistant virus who today, by and large, are receiving only conventional classes of drugs.

The worldwide market for HIV therapeutics exceeds $6 billion, and is growing over 10% annually. Most observers agree that a drug such as PA-457, operating through a new mechanism, effective against resistant HIV, with convenient oral dosing, represents an opportunity of $500 million to $1 billion dollars in annual sales.

What additional results do we expect from PA-457 in the future?

First, as I mentioned a moment ago, this coming February we’ll present results of our Phase I/II study in Boston at the 12th Conference on Retroviruses and Opportunistic Infection. We anticipate generating considerable excitement based on the significant antiviral effect that establishes proof of principle for a new therapeutic class of HIV drug.

Second, Panacos is about to begin a Phase II study in which HIV infected patients will be treated with PA-457 once a day for ten consecutive days to measure viral load reduction. Since we are dosing repetitively, we expect a considerably larger reduction in viral load than in the Phase I/II study, further validating the antiviral potency of the drug. We expect data from this study in the second quarter of next year.

Third, in the second half of next year we expect to enter late stage Phase II studies designed to pave the way for pivotal Phase III studies.

In summary, we’re thrilled with the progress of PA-457 and look forward to a busy year in 2005 with multiple potential milestones.

PA-457, as important as it is, is not the only Panacos program. Panacos scientists are creating additional approaches to combat HIV drug resistance. Panacos is in hit-to-lead optimization of their first oral HIV fusion inhibitor-another drug with potential similar to that of PA-457, which could be in the clinic by the end of 2005. And to maintain this leadership in drugs that inhibit virus maturation, Panacos has second and third generation programs dedicating to creating new maturation inhibitors to complement PA-457.

Finally, Panacos scientists are taking the company’s expertise beyond HIV, to other major viruses such as RSV, a severe and sometimes fatal cause of pneumonia in infants and the elderly which today has no effective therapy. In addition to Panacos’ strong scientific progress, the new merged company will benefit from synergy across the infrastructure of the two companies and from the exceptional combined management team.

Based on all this, I think you can understand why we are so excited about the prospects of the new Vitex.

I’ll now ask Tom Higgins to review the structure of the amended merger agreement. Tom?

(Tom Higgins):	Thanks, Skip. As John indicated, Vitex and Panacos have agreed on amended terms of the merger in order to better reflect the relative value of the Panacos development program, particularly PA-457, which continues to make excellent progress in the clinic, as well as the near-term uncertainty associated with the Inactine program.

The amended terms further simplify the structure of the deal. There are no milestones. Panacos has essentially achieved the milestones of the original agreement. This includes successful completion of the Phase I program demonstrating PA-457 to be safe and well tolerated, with promising pharmacokinetics. Further, Panacos has demonstrated, in a proof-of-principle Phase I/II study, a significant reduction in viral load in HIV positive patients at safe dosing levels of PA-457.

The merger transaction continues to be an all-stock deal. The merger will close with Vitex issuance to Panacos shareholders about 227 million shares of Vitex common stock. Following the merger closing, the Panacos shareholders will own slightly over 80% of the outstanding stock of the combined company.

As John has indicated, this significant change in the exchange ratio reflects the change in the relative value of the companies since the merger agreement was signed in June. The values of the two companies have been affected by the increasing near-term uncertainty with respect to the Inactine program, in contrast to the acceleration of the Panacos programs for PA-457 and its outstanding clinical results to date.

Further, we have revised the merger terms such that the merger is now subject to a $20 million financing, which would close simultaneously with the merger. This corresponds with our report of last Tuesday, November 23, that Vitex had signed a term sheet with a group of investors for potential $20 million financing. Our goal is to sign the definitive agreement shortly, at which time we will report them publicly.

The terms of that financing will take into account the amended Vitex Panacos share exchange ratio which we have announced today.

These amended terms require a new closing process. During the next few weeks, we will prepare and file an S-4 registration statement. And after the registration statement is declared effective by SEC, we and Panacos will mail to our shareholders a joint proxy statement prospectus, as well as new proxy cards for shareholder voting on the merger, on the financing, and related actions. We are targeting to initiate proxy solicitation in late December, and close the merger and financing in the first quarter of 2005.

These are the essential terms of the merger agreement, and the process leading to the merger closing. And now back to you, Skip.

(Skip Ackerman):	Thanks Tom. Let me summarize briefly the reasons for amending the merger agreement.

First, the increasing near term uncertainty associated with the development, clinical and regulatory programs for the Inactine system for the pathogen inactivation of red cells.

Second, the related uncertainty and challenge in the near term of raising capital for Vitex as a stand-alone company until the Inactine uncertainty is reduced.

Third, the exceptional promise of the Panacos programs, most notably PA-457.

Fourth, the expected near term clinical milestones with PA-457, fueling an enhanced ability to raise capital and negotiate corporate partnerships.

And finally, longer term, the robust portfolio of the merged company, with programs addressing multiple high value markets and attractive to a broad range of investors.

We believe that the merger of Vitex and Panacos creates an exciting new anti-infective company with a valuable portfolio of product candidates and the opportunity to establish a strong leadership position.

Operator, please open the call for questions.

Operator:	At this time, I would like to remind everyone, if you would like to ask a question please press star 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Once again, if you would like to ask a question, please press star 1 on your telephone keypad.

There are no questions or comments at this time, sir.

John Barr:	Thank you, operator. To conclude, we believe the merger with Panacos represents an important opportunity for Vitex shareholders. The modified exchange ratio fairly reflects a significant change in the relative values of the two companies.

PA-457 is an exciting, first-in-class drug candidate for the treatment of HIV. It has the potential to address the most serious challenge in HIV therapy, drug resistance. With continued clinical success, it could be the cornerstone enabling Vitex to develop a franchise in an over $6 billion market that is forecast to continue to grow at a significant rate.

The merger will help secure the near-term and longer-term financial future of Vitex. Expansion into HIV therapeutics will increase the visibility of Vitex with new investors looking to invest in novel anti-infective therapeutics. The merger will also position Vitex for the first time with a portfolio of products, technologies and experienced development teams to take advantage of the exciting opportunities in the combined company.

Thank you all for participating in the call this morning. We look forward to updating you on our continued progress. Thank you.

Operator:	Thank you. This concludes your conference. You may now disconnect.

END